SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2003

Luke Energy Ltd. (Translation of registrant’s name into English)

1200, 520 - 5th Avenue SW Calgary Alberta, Canada T2P 3R7 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F |X| Form 40-F |__|

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |__| No |X|

If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Luke Energy Ltd., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	September 9, 2003 Luke Energy Ltd.

By: /s/ Mary C. Blue Mary C. Blue President & COO

For Immediate Release August 19, 2003

PRESS RELEASE LUKE ENERGY SECOND QUARTER RESULTS

Calgary, Alberta: Luke Energy Ltd. announces its interim operating and financial results for the second quarter, together with the period from commencement of operations to June 30, 2003.

Luke Energy began operations on February 26, 2003, having been created in conjunction with the sale of KeyWest Energy Corporation to Viking Energy Royalty Trust. As part of the sale arrangement, Viking rolled 160 barrels of oil equivalent per day (boepd) into Luke Energy and subsequently, through two private placements, the Company raised $35 million. Luke Energy thus began its corporate life with 33.05 million shares outstanding, cash of $35 million, no debt, production of 160 boepd and 11,720 acres of exploratory acreage.

During the second quarter production volumes remained steady at 160 boepd (58% oil) while revenues, cash flow and earnings were higher than anticipated as a result of continuing high oil and gas prices. The Company’s cash position at the end of June was unchanged at $35 million.

The Company’s business strategy is to focus in western Canada and grow through a combination of mergers, acquisitions and new drilling opportunities. While Luke has reviewed a number of potential corporate and property acquisitions to-date, it has not yet found an acquisition with the quality and the upside which would generate additional value. In contrast, considerable progress has been made on the prospect development side. The Company is actively accumulating seismic and land on a shallow multi-zone gas prospect in northern Alberta. Subsequent to the end of the quarter, Luke has spent $260,000 acquiring seismic and has amassed an additional 9,000 acres of land at a cost of $1.4 million. Drilling will commence in January and February of 2004.

The Company’s shares are listed on the Toronto Stock Exchange and trade under the symbol LKE.

Information Contacts:	Harold V. Pedersen, Chairman and CEO Mary C. Blue, President and COO Carrie McLauchlin, Vice-President, Finance (403) 261-4811

(Attached to and forming part of a Press Release dated August 19, 2003)

Highlights
(unaudited)	Three months ended June 30, 2003	Period ended June 30, 2003

Operating[1]
Number of producing days	91	125
Production
Oil – bopd	93	88
Gas – mcf/d	401	430
Total – boepd (6 mcf = 1 bbl)	160	160

Product Prices ($Cdn)
Oil - $/bbl	$35.60	$36.78
Gas - $/mcf	$6.45	$7.36

Financial ($Cdn except per share numbers)[1]
Gross production revenue	$537,055	$802,863
Cash flow from operations[2]	$287,293	$355,646
per share – basic	$0.01	$0.02
per share – diluted	$0.01	$0.01
Earnings	$85,123	$90,076
per share – basic and diluted	$0.00	$0.00
Weighted average shares outstanding	29,234,258	23,520,093
Shares outstanding	33,053,946	33,053,946
Working capital	$35,216,131	$35,216,131
Shareholders’ equity	$40,201,529	$40,201,529

[1]	There are no comparative numbers as the Company began operations February 26, 2003.
[2]	Cash flow from operations means earnings plus future taxes and depletion and depreciation.